SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated December 18, 2014 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

Continuing with the information provided in the notes to our financial statements as of 09/30/2014, we communicate that the Court of Appeals for Administrative and Tax claims from the City of Buenos Aires, has confirmed the first instance Court decision rejecting the action filed by “FECOBA – Federación de Comercio e Industria de la Ciudad de Buenos Aires” against the City of Buenos Aires (this decision from the Court of Appeals, has direct consequences to our subsidiary Alto Palermo SA ("APSA") and its shopping center “Distrito Arcos”).

Therefore,  after concluding the administrative procedures, we will proceed today to the opening of the 14th Shopping Center of our subsidiary APSA .

Distrito Arcos, located in the neighborhood of Palermo in the City of Buenos Aires, will be a Premium Outlet of approximately 14,000 sqm of gross leasable area that will have 52 stores and 15 stands in a first stage. In the second stage we plan to build a gym, shop housewares and an exceptional cultural offer, reaching 65 stores and 20 stands in total, adding approximately 2,000 sqm of additional gross leasable area.

The investment made by the Company has reached the sum of ARS 250 million, generating more than 1,000 jobs during the construction stage and estimating that, once operational, will create a lot of direct and indirect jobs, corresponding to tenants and suppliers.

Additionally, constitutes a new concept and optimization of an space in the City of Buenos Aires that will contribute to improve the quality of life of its inhabitants and visitors, as it happened with others unique buildings of the company, as Mercado de Abasto, Alto Rosario, Dot Baires Shopping, etc.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: December 18, 2014